

10031418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

JUN 29 2010

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORDBERG CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. GERALD NORDBERG, JR. (212)803-8130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. GERALD NORDBERG, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORDBERG CAPITAL INC., as of MARCH 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT P. KNAPP III
Notary Public, State of New York
No. 4991390
Qualified in Nassau County
Commission Expires February 3, 20 11

Notary Public

Signature

CHAIRMAN
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Nordberg Capital, Inc..

We have audited the accompanying statement of financial condition of Nordberg Capital, Inc.. as of March 31, 2010 and the related statements of operations, changes in stockholders equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordberg Capital, Inc.. at March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
June 22, 2010

Nordberg Capital, Inc.

Statement of Financial Condition

March 31, 2010

ASSETS	
Cash and cash equivalents	$ 83,557
Receivable from broker dealer-clearance account	141,261
Miscellaneous receivable	6,717
Securities owned	395
Other assets	39,792
Art work, at cost	67,000
Furniture, equipment and leasehold improvements	9,950
	$ 348,672
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 13,500
Total Liabilities	13,500
Stockholder's equity	
Common stock, no par value; 200 shares authorized 124 shares issued and outstanding	12,400
Paid-in capital	6,160,881
Accumulated deficit	(5,838,109)
Total Stockholder's Equity	335,172
	$ 348,672

See notes to financial statements.

Nordberg Capital, Inc.

Statement of Operations

Year Ended March 31, 2010

REVENUE	
Commissions	$ 3,151
Gain on securities trading account	45,816
Investment banking fees and other	177,422
Total Revenue	226,389
EXPENSES	
Employee compensation	192,478
Benefits	73,526
Clearance charges	5,744
Communications	33,474
Occupancy	216,560
Equipment Rental	138,904
Taxes	18,404
Travel and entertainment	44,304
Professional fees	41,225
Depreciation	3,000
Other operating expenses	91,037
Total Expenses	858,656
Net Loss	$ (632,267)

See notes to financial statements.

Nordberg Capital, Inc.

Statement of Changes in Stockholders Equity

Year Ended March 31, 2010

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 5,600,141	$ (5,205,842)	$ 404,299
Capital contributed	2,400	560,740	-	563,140
Net loss	-	-	(632,267)	(632,267)
Balance, end of year	$ 12,400	$ 6,160,881	$ (5,838,109)	$ 335,172

See notes to financial statements.

Nordberg Capital, Inc.

Statement of Cash Flows

Year Ended March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (632,267)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation and amortization	3,000
Unrealized loss on securities	24,016
Change in operating assets and liabilties	
Receivable from clearing broker	(12,261)
Other assets	134,967
Net Cash from Operating Activities	(482,545)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	563,140
Net Cash Provided by Financing Activities	563,140
Net Change in Cash and Cash Equivalents	80,595
CASH AND CASH EQUIVALENTS	
Beginning of year	2,962
End of year	$ 83,557

See notes to financial statements.

Nordberg Capital, Inc.

Notes to Financial Statements

1. Organization

Nordberg Capital, Inc.. (the Company) is a subsidiary of Nordberg Capital Group Inc. The Company is a registered broker and dealer under the Securities Exchange Act of 1934. Pursuant to its clearing agreement, all securities transactions of the Company, its officers and customers, are introduced to and cleared on a fully disclosed basis. The Company is exempt from the provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the company's clearing broker.

2. Summary of Significant Accounting Policies

Accounting Changes

In July 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "ASC") became the single source of generally accepted accounting principles ("GAAP") in the United States. The ASC did not change GAAP; however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all cash investments with a maturity of less than ninety days when purchased.

Fair Value Measurements

The Company follows FASB 157 "Fair Value Measurements" which established a fair value hierarchy organized into three levels based upon the "input" assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices that are observable, either directly or indirectly with fair value being determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended March 31, 2010, all investments held consisted of Level 1 inputs.

2. Summary of Significant Accounting Policies (*continued*)

Investments and Investment Income Recognition

Investments in securities are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the statement of operations.

Receivable from Clearing Broker

Amounts receivable from clearing broker include amounts for customers' transactions which are collateralized by customers' securities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided under the straight-line method over the estimated lives of the related assets.

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject U.S. federal, state or local income tax audits for periods prior to 2006.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is June 22, 2010.

3. Fair Value of Financial Instruments

The following investments are measured at estimated fair value as of March 31, 2010:

	Shares	Cost	Fair Value
Psion pls	333	$ 3,414	$ 395

4. Furniture, Equipment and Leasehold Improvements

As of March 31, 2010, furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 117,835
Less: Accumulated depreciation and amortization	(107,885)
	$ 9,950

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2010, the company had net capital of $211,654 which was $111,654 in excess of its required net capital. The company's net capital ratio was .06 to 1.

6. Income Taxes

The Company files a consolidated federal income tax return with its parent company. The Company has an informal tax sharing agreement with the parent company which stipulates that income taxes will be allocated to the entities with income based upon the consolidated operating results. The Company uses the "contribution to consolidated taxable liability" method.

The Company files its tax return on a consolidated basis with its Parent. The combined entities have a net operating loss carry forward of approximately $1,500,000. The deferred tax assets related to net operating loss carry-forwards has been fully offset by an allowance account as it is more likely than not that this asset will not be realized.

7. Commitments

The Company leases office space on a month to month basis. Rent expense for the year ended March 31, 2010 amounted to approximately $216,560.

8. Subsequent Event

In January 2010, the Company entered into stock subscription agreements whereby the existing owner and new investors purchased an aggregate of 24 common shares of the company and agreed to purchase an additional 46 shares of the company in 2 installments in July 2010 and January 2011. As of June 22, 2010, the Company has entered into settlement discussions with the aforementioned new investors on a restructuring proposal that will terminate all future obligations under the subscription agreements and allow the new investors to exchange their common shares for non-voting, non-redeemable preferred shares. The preferred shares will be redeemable at the option of the company.

Nordberg Capital, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of March 31, 2010

NET CAPITAL		
Total stockholder's equity		$ 335,172
Non-allowable assets:		
Furniture, equipment and leasehold improvements	9,950	
Other assets	106,792	
Miscellaneous receivable	6,717	
		123,459
Net capital before haircuts on securities positions		211,713
Haircuts on trading and investment securities		59
Net capital		211,654
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		111,654
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		$ 13,500
Percent of aggregate indebtedness to net capital		6.38%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2010):		
Stockholder's Equity, as reported in Company's Part II (unaudited) Focus Report		749,462
Reversal of subscription receivable		(414,290)
Stockholder's Equity, per audit		335,172
Non-Allowable assets, as reported in Company's Part II (unaudited) Focus report		537,749
Reversal of subscription receivable		(414,290)
Non-Allowable assets, per audit		123,459

Net Capital did not change from above amount to the amount as included in the Company's unaudited Focus report as of March 31, 2010

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of March 31, 2010

Nordberg Capital, Inc..

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2010

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2010

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Nordberg Capital Inc

In planning and performing our audit of the financial statements of Nordberg Capital Inc, Inc. (the "Company"), as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
June 22, 2010

Nordberg Capital, Inc..
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

Financial Statements

March 31, 2010